Exhibit 4.1
WESTWOOD ONE, INC.
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CERTIFICATE OF DESIGNATIONS
OF
7.50% SERIES A CONVERTIBLE PREFERRED STOCK
(Pursuant to Section 151 of the Delaware General Corporation Law)
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Westwood One, Inc., a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 103 of the Delaware General Corporation Law (the “DGCL”) does hereby certify that, in accordance with Section 141(c) of the DGCL, the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board”) as of February 22, 2008:
RESOLVED, that the Board pursuant to authority expressly vested in it by the provisions of the Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Corporation hereby authorizes the issuance of one series of Preferred Stock designated as the 7.50% Series A Convertible Preferred Stock (the “Preferred Stock”), par value $0.01 per share, of the Corporation to consist of 75,000 shares, and hereby fixes the powers, preferences, rights, qualifications, limitations and restrictions thereof (in addition to any provisions set forth in the Certificate of Incorporation of the Corporation that are applicable to the Preferred Stock of all classes and series) as follows:
1. Certain Definitions. Unless the context otherwise requires, the terms defined in this paragraph 1 shall have, for all purposes of this resolution, the meanings herein specified.
“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person.
“Budget” has the meaning set forth in subparagraph 6(c) below.
“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in New York City are authorized or required by Law or other governmental action to close.
“Closing Price” means, for any date, if the Common Stock is then listed on a Trading Market, the last sales price (regular way) or the average of the last bid and ask prices, as applicable, per share of Common Stock for such date (or the nearest preceding date that is a Trading Day) on such Trading Market on which the Common Stock is then listed.
“Common Stock” means all shares now or hereafter authorized of any class of Common Stock of the Corporation and any other stock of the Corporation, howsoever designated, authorized after the Issue Date, that has the right (subject always to prior rights of any class or series of preferred stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.

“Company Redemption Closing Price” has the meaning set forth in subparagraph 4(a) below.
“Conversion Date” means, as applicable, the Mandatory Conversion Date and/or the Optional Conversion Date.
“Conversion Price” means the price per share of Common Stock used to determine the number of shares of Common Stock deliverable upon conversion of a share of the Preferred Stock, which price shall initially be $3.00 per share, subject to adjustment in accordance with the provisions of paragraph 5 below.
“Corporation” has the meaning set forth in the first introductory paragraph above.
“DGCL” has the meaning set forth in the first introductory paragraph above.
“Dividend Date” means March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2008.
“Dividend Period” means (a) the period beginning on the Issue Date and ending on the first Dividend Date and (b) each quarterly period between Dividend Dates.
“Dividend Rate” means (a) from the Issue Date to June 19, 2013, 7.50% and (b) from and after June 20, 2013, 15.0%.
“Encumbrance” means any charge, claim, community property interest, condition, easement, covenant, warrant, demand, encumbrance, equitable interest, lien, mortgage, option, purchase right, pledge, security interest, right of first refusal or other right of third parties or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Stock” means (a) shares of Common Stock issuable by the Corporation upon conversion of shares of Preferred Stock or upon exercise of the Warrants, (b) up to 5,000,000 shares of Common Stock issued in connection with a bona fide acquisition by the Corporation of a Related Business by merger, asset purchase, stock purchase or any other reorganization; provided, that the Corporation is the surviving Person after such transaction, and (c) up to 6,000,000 shares of Common Stock (or options to purchase such shares or any combination thereof) issued in fiscal 2008 and up to 4,000,000 shares of Common Stock (or options to purchase such shares or any combination thereof) issued in each fiscal year thereafter, in each case to eligible participants pursuant to a bona fide employee stock option plan or stock incentive plan approved by the Board.

“Governmental Authority” means any United States federal, state, provincial, supranational, county or local or any foreign government, governmental, regulatory or administrative authority, agency, self-regulatory body, instrumentality or commission, and any court, tribunal, or judicial or arbitral body (including private bodies) and any political or other subdivision, department or branch of any of the foregoing
“Holder” means any record holder of Preferred Stock as such shall appear upon the stock register of the Corporation.
“Issue Date” means the date that shares of Preferred Stock are first issued by the Corporation pursuant to the Purchase Agreement.
“Junior Stock” means the Common Stock and any other class or series of capital stock of the Corporation ranking junior to the Preferred Stock both as to dividends and as to distributions upon a Liquidation Event.
“Laws” means any foreign, federal, state or local statute, law (including common law), rule, ordinance, code or regulation, any Order, and any regulation, rule, interpretation, guidance, directive, policy statement or opinion of any Governmental Authority.
“Liquidation Event” means any termination, liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary. At the election of the Holders of a majority of the then outstanding shares of Preferred Stock, (a) the consolidation or merger of the Corporation into or with another Person or Persons (other than any such transactions in which the holders of a majority of the Voting Stock in the Corporation (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) immediately before such transaction hold a majority of the Voting Stock in the surviving Person (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) immediately after such transaction), or (b) the sale of all or substantially all of the assets of the Corporation and its Subsidiaries (determined on a consolidated basis) shall each be deemed a Liquidation Event.
“Liquidation Preference” means, on any date, the product of (1) the Multiplier times (2) the sum of (a) the Subscription Price plus (b) accrued dividends thereon through such date.
“Mandatory Conversion Trigger” has the meaning set forth in subparagraph 5(b) below.
“Mandatory Conversion Date” has the meaning set forth in subparagraph 5(b) below.
“Multiplier” means (a) 1.0 through December 19, 2013, and (b) 1.5 thereafter.
“Optional Conversion Date” has the meaning set forth in subparagraph 5(c) before.

“Order” means any award, writ, stipulation, determination, decision, injunction, judgment, order, decree, ruling, subpoena or verdict entered, issued, made or rendered by, or any contract with, any Governmental Authority.
“Parity Stock” means any class or series of capital stock of the Corporation ranking on a parity with the Preferred Stock both as to dividends and as to distributions upon a liquidation, dissolution or winding up of the Corporation.
“Permitted Holder” means any of the Purchasers or their Related Persons.
“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, Governmental Authority or other entity of any kind.
“Preemptive Notice” has the meaning set forth in subparagraph 7(a) below.
“Preemptive Shares” has the meaning set forth in subparagraph 7(a)(i) below.
“Preferred Directors” has the meaning set forth in subparagraph 7(d) below.
“Preferred Stock” has the meaning set forth in the second paragraph above.
“Purchase Agreement” means the Purchase Agreement, dated as of February 25, 2008, among the Corporation and the Purchasers.
“Purchasers” means Gores Radio Holdings, LLC.
“Redemption Agent” means a bank or trust company in good standing, organized under the Laws of the United States of America or any jurisdiction thereof, and having capital, surplus and undivided profits aggregating at least One Hundred Million Dollars ($100,000,000) appointed by the Corporation as its agent for redemption of the Preferred Stock.
“Redemption Price” means the consideration to be paid upon redemption of the Preferred Stock, determined in accordance with paragraph 4 below.
“Related Businesses” means the business in which the Corporation and its Subsidiaries were engaged on the Issue Date and any business reasonably related or complementary thereto.
“Related Person” means (x) any Affiliate of a Person and any officer, director, partner or member of such Person or any of its Affiliates and (y) any investment fund, investment partnership, investment account or other investment Person whose investment manager, investment advisor, managing member or general partner is (i) a Purchaser or an Affiliate of a Purchaser or (ii) any officer, director, partner or member of a Purchaser or any of its Affiliates.

“Senior Notes Agreement” means the Note Purchase Agreement, dated as of December 3, 2002, between the Corporation and the purchasers listed on Schedule A thereto, as amended or restated and in effect from time to time.
“Subscription Price” means $1,000 per share of Preferred Stock.
“Subsidiary” means (a) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by the Corporation, (b) a partnership of which the Corporation, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs or (c) any other person (other than a corporation) in which the Corporation, directly or indirectly, has at least a majority ownership interest and power to direct the policies, management and affairs thereof.
“Trading Day” means (a) any day on which the Common Stock is listed and traded on the Trading Market, or (b) if the Common Stock is not then listed and traded on the Trading Market, then any Business Day.
“Trading Market” means the New York Stock Exchange or, at any time the Common Stock is not listed for trading on the New York Stock Exchange, any other national exchange, if the Common Stock is then listed on such exchange.
“Voting Stock” means, with respect to any Person, capital stock of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person.
“Warrants” means the warrants that are being purchased under the Purchase Agreement.
2. Dividends.
(a) The Holders shall be entitled to receive dividends at the Dividend Rate per annum, compounded quarterly. Such dividends shall be cumulative from the Issue Date and shall be added daily to the Liquidation Preference. The dividends per share of Preferred Stock for any full quarterly period shall be computed by multiplying the Dividend Rate for such Dividend Period by the Liquidation Preference (determined as of the first day of such Dividend Period) per share and dividing the result by four. Dividends payable for any period less than a full quarterly Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed for any period less than one month.
(b) In addition to the dividends specified in subparagraph 2(a) above, if dividends are declared or paid on the Common Stock, then such dividends shall be declared and paid pro rata on the Common Stock and the Preferred Stock, treating each share of Preferred Stock as the greatest whole number of shares of Common Stock then issuable upon conversion thereof pursuant to paragraph 5 below.

(c) So long as any shares of Preferred Stock shall be outstanding, the Corporation shall not (i) declare or pay any dividend or make any distribution on any Junior Stock, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of Common Stock with respect to Junior Stock for which an adjustment is made pursuant to subparagraph 5(e)(i) hereof) or (ii) purchase or redeem, or permit any Subsidiary to purchase or redeem any Junior Stock (except by conversion into or exchange solely for shares of Common Stock), or pay or make available any monies for a sinking fund for the purchase or redemption of any Junior Stock, other than up to 2,000,000 shares of Common Stock from employees of the Corporation who are not directors or executive officers of the Corporation upon termination of employment with the Corporation.
3. Distributions Upon Liquidation Event. Upon any Liquidation Event, before any distribution or payment shall be made to the holders of Junior Stock, the Holders shall be entitled to be paid, to the extent possible the greater of (a) the Liquidation Preference on the date of determination, and (b) the amount that would be payable to the Holders if such Holders had converted all outstanding shares of Preferred Stock into shares of Common Stock immediately prior to such Liquidation Event. If such payment shall have been made in full to the Holders, and if payment shall have been made in full to the holders of any Parity Stock of all amounts to which such holders shall be entitled, the remaining assets and funds of the Corporation shall be distributed among the holders of Junior Stock, according to their respective shares and priorities. If, upon any such Liquidation Event, the net assets of the Corporation distributable among the Holders and the holders of all outstanding shares of any Parity Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Corporation remaining shall be distributed among the Holders and the holders of any Parity Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment to the holders of Preferred Stock of the full amount to which they are entitled under this paragraph 3, such holders of Preferred Stock shall have no right or claim to any assets of the Corporation.
4. Redemption by the Corporation.
(a) Optional Redemption. The Preferred Stock shall not be redeemed in whole or in part prior to March 19, 2013. Thereafter, the Preferred Stock may be redeemed by the Corporation at any time in whole, at the option of the Corporation, for an amount, in cash (except as provided below) equal to the greater of (a) Liquidation Preference on the redemption date and (b) the product of the average Closing Price of the ten (10) Trading Days immediately preceding the redemption date (the “Company Redemption Closing Price”) and the number of shares of Common Stock that would have been issued had the Holders converted all outstanding shares of Preferred Stock into shares of Common Stock on the redemption date; provided, that if the amount described in clause (b) exceeds the amount described in clause (a), the Company shall pay the portion of the Redemption Price equal to such excess by delivering that whole number of shares of Common Stock determined by dividing such excess by the Company Redemption Closing Price and rounding up.

(b) A notice of redemption shall be sent by or on behalf of the Corporation to the Holders not less than thirty (30) days nor more than ninety (90) days prior to the anticipated date of redemption (i) notifying such Holders of the election of the Corporation to redeem such shares and of the date of redemption, (ii) stating the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and the Redemption Price therefor, and (iii) stating the name and address of the Redemption Agent, and the name and address of the Corporation’s transfer agent for the Preferred Stock.
(c) The Corporation shall appoint the Redemption Agent as its agent for redemption of the Preferred Stock. Following such appointment and prior to any redemption, the Corporation shall deliver to the Redemption Agent irrevocable written instructions authorizing the Redemption Agent, on behalf and at the expense of the Corporation, to cause such notice of redemption to be duly mailed as herein provided as soon as practicable after receipt of such irrevocable instructions and in accordance with the above provisions. All funds and shares of Common Stock necessary for the redemption shall be deposited with the Redemption Agent in trust at least two (2) Business Days prior to the date of redemption, for the pro rata benefit of the Holders of the shares so called for redemption, so as to be and continue to be available therefor.
(d) If a notice of redemption shall have been given as provided herein, and the Corporation shall not default in the payment of the Redemption Price, then (i) each Holder of shares called for redemption shall be entitled to all preferences and relative and other rights accorded by this resolution until and including the time of redemption and (ii) from and after the time of redemption the shares called for redemption shall no longer be deemed to be outstanding, and all rights of the Holders of such shares shall cease and terminate, except the right of the Holders of such shares, upon surrender of certificates therefor, to receive amounts to be paid hereunder.
(e) The deposit of monies and shares of Common Stock in trust with the Redemption Agent shall be irrevocable except that the Corporation shall be entitled to receive from the Redemption Agent the interest or other earnings, if any, earned on any monies so deposited in trust, and the Holders of any shares redeemed shall have no claim to such interest or other earnings, and any balance of monies so deposited by the Corporation and unclaimed by the Holders entitled thereto at the expiration of two years from the Redemption Date shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the Holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for such payment, without interest.
5. Conversion Rights. The Preferred Stock shall be convertible into Common Stock as follows:
(a) Conversion at the Option of Holder. Subject to and upon compliance with the provisions of this paragraph 5, any Holder shall have the right at such Holder’s option, at any time or from time to time, to convert any shares of Preferred Stock into a number of fully paid and nonassessable shares of Common Stock at the Conversion Price in effect on the Conversion Date upon the terms hereinafter set forth. The number of shares of Common Stock to which a Holder shall be entitled upon conversion shall be determined by dividing (x) the Liquidation Preference of the shares of Preferred Stock to be converted as of the Conversion Date by (ii) the Conversion Price in effect at the close of business on the Conversion Date (determined as provided in this paragraph 5).

(b) Conversion at the Option of Corporation. If (i) the Closing Price equals or exceeds $4.00 (subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events) for 60 Trading Days in any 90 Trading Day period that begins on or after December 19, 2009 or (ii) on or after December 19, 2009, the Corporation receives net cash proceeds of more than $50,000,000 from the sale of shares of Common Stock to a Person that is not an Affiliate of the Corporation at a price per share equal to or exceeding $4.00 (subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events), (each date on which (i) or (ii) is satisfied, a “Mandatory Conversion Trigger”), the Corporation may elect to require the Holders to convert all (but not less than all) shares of the Preferred Stock into Common Stock based on the Conversion Price then in effect by delivering a written notice of such election to the Holders within sixty (60) days following such Mandatory Conversion Trigger. Such notice shall specify (A) the Conversion Price and the Liquidation Preference as of the date of such notice, (B) if the Corporation is converting pursuant to (i) above, the beginning and end dates of the 90 Trading Day period and the Closing Price for each Trading Date in such period and (C) if the Corporation is converting pursuant to (ii) above, the date of such sale, the amount of net cash proceeds to the Corporation, the name of the purchaser and the price per share. The date upon which such notice is delivered is referred to herein as the “Mandatory Conversion Date.” Notwithstanding the foregoing, the Corporation may not require any conversion under this subparagraph 5(b) (and any notice thereof will be void), unless on the Mandatory Conversion Date, the Closing Price equals or exceeds $4.00. On the Mandatory Conversion Date the outstanding shares of Preferred Stock shall be converted automatically without any further action by the Corporation or the Holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, that the Corporation shall not be obligated to issue to any such Holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing the shares of Preferred Stock duly endorsed or an affidavit of lost certificates, in each case, in form reasonably satisfactory to the Corporation are delivered either to the Corporation or any transfer agent of the Corporation.
(c) Mechanics of Conversion. Any Holder may exercise its conversion right specified in subparagraph 5(a) by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates or an affidavit of lost certificates, in each case, duly endorsed in form reasonably satisfactory to the Corporation for the shares to be converted, accompanied by written notice substantially in the form set forth in Annex A.
Conversion pursuant to exercise of the conversion right specified in subparagraph 5(a) shall be deemed to have been effected prior to the opening of the Trading Market on the date when delivery of certificates for shares is made and such date is referred to herein as the “Optional Conversion Date”.

As promptly as practicable thereafter (and after surrender of the certificate or certificates representing shares of Preferred Stock to the Corporation or any transfer agent of the Corporation in the case of conversions pursuant to subparagraph 5(a)), the Corporation shall issue and deliver to or upon the written order of such Holder a certificate or certificates for the number of full shares of Common Stock to which such Holder is entitled and a check or cash with respect to any fractional interest in a share of Common Stock as provided in subparagraph 5(d).
The Person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Preferred Stock surrendered for conversion (in the case of conversion pursuant to subparagraph 5(a)), the Corporation shall issue and deliver to or upon the written order of the Holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Preferred Stock representing the unconverted portion of the certificate so surrendered.
(d) Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Preferred Stock. If more than one share of Preferred Stock shall be surrendered for conversion at any one time by the same Holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest of the Closing Price for the Trading Day immediately prior to the date on which the Preferred Stock is converted.
(e) Conversion Price Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:
(i)	Stock Dividends, Subdivisions or Combinations. If the Corporation shall (A) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (B) subdivide the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (C) combine the outstanding Common Stock into a smaller number of shares of Common Stock, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision or combination shall be proportionately adjusted so that the holder of any shares of Preferred Stock surrendered for conversion after such date shall be entitled to receive the number of shares of Common Stock which he would have owned or been entitled to receive had such Preferred Stock been converted immediately prior to such date. Successive adjustments in the Conversion Price shall be made whenever any event specified above shall occur.

(ii)	Consolidation, Merger, Sale, Lease, Conveyance or Reclassification. In case of any consolidation with or merger of the Corporation with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the assets of the Corporation as an entirety or substantially as an entirety (where there is a change in or distribution with respect to the Common Stock), or any reclassification of the capital stock of the Corporation, each share of Preferred Stock shall after the date of such consolidation, merger, sale, lease, conveyance or reclassification be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease, conveyance or reclassification) upon conversion of such share of Preferred Stock would have been entitled upon such consolidation, merger, sale, lease, conveyance or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Holders shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Preferred Stock. If the Corporation shall propose to take any action of the type described in this clause (ii), the Corporation shall give notice to each Holder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known on the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of shares of Preferred Stock. In the case of any action that would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least fifteen (15) days prior to taking such proposed action.
(iii)	Statement Regarding Adjustments. Whenever a Conversion Price shall be adjusted, the Corporation shall forthwith file, at the office of any transfer agent for the Preferred Stock and at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent to each Holder. Each such statement shall be signed by the Chief Financial Officer of the Corporation.
(f) Notice to Holders. All notices permitted or required to be sent by the Corporation to the Holders pursuant to this Certificate of Designations shall be sent by overnight courier or first class certified mail, postage prepaid, to the Holders at the addresses appearing on the Corporation’s records.

(g) Treasury Stock. The sale or other disposition of any Common Stock theretofore held in the Corporation’s treasury shall be deemed to be an issuance thereof.
(h) Costs. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer and involved in the issuance or delivery of any certificate for such shares in a name other than that of the Holder of the shares of Preferred Stock in respect of which such shares are being issued, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Corporation the amount of any such tax, or has established to the reasonable satisfaction of the Corporation that such tax has been or will be paid.
(i) Shares to be Fully Paid. The Corporation will take all action necessary to assure that all shares of Common Stock issued upon the conversion of the Preferred Stock will be duly and validly issued, fully paid and nonassessable, free and clear of all Encumbrances and shall not be subject to preemptive rights or similar rights of stockholders, and without limiting the generality of the foregoing, the par value per share of the Common Stock is at all times equal to or less than the then effective Conversion Price.
(j) Reservation of Shares. At all times as long as any Preferred Stock remains outstanding, the Corporation will take all action necessary to assure that it has authorized, and reserved for the purpose of issue upon conversion of the Preferred Stock, a sufficient number of shares of Common Stock to provide for conversion of the Preferred Stock in full.
(k) Approvals. The Corporation will take all action necessary to assure that shares of Common Stock may be validly and legally issued upon conversion of the Preferred Stock and in compliance with the requirements of all Laws and any securities exchange upon which the Common Stock may be listed. The Corporation will not take any action that could result in any adjustment hereunder if the total number of shares of Common Stock issuable after such action upon conversion or redemption of the Preferred Stock in full, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon exercise of all options or warrants and upon conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock then authorized by the Certificate of Incorporation.
6. Voting Rights.
(a) In addition to the special voting rights provided below and by applicable Law, the Holders shall be entitled to vote upon all matters upon which holders of the Common Stock have the right to vote, and shall be entitled to the number of votes equal to the largest number of full shares of Common Stock into which such shares of Preferred Stock could be converted pursuant to the provisions of paragraph 5 hereof at the record date for the determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class. In all cases where the Holders have the right to vote separately as a class, such Holders shall be entitled to one vote for each such share held by them respectively.

(b) So long as the Permitted Holders in the aggregate own at least 50% of the shares of Preferred Stock issued on the Issue Date, the Corporation shall not and shall not permit any of its subsidiaries to without the consent of the Holders of a majority of shares of Preferred Stock then outstanding, given in writing or by vote at a meeting of Holders called for such purpose, directly or indirectly:
(i)	increase the authorized number of shares of Preferred Stock;
(ii)	conduct or engage in any business other than a Related Business;
(iii)	on or before December 19, 2013, merge or consolidate into or with another Person or Persons unless the holders of a majority of the Voting Stock in the Corporation (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) immediately prior to such transaction continue to hold a majority of the Voting Stock (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) in the surviving Person immediately after such transaction;
(iv)	sell, lease, exchange or otherwise dispose of (in each case, in one transaction or a series of related transactions) (i) on or before December 19, 2013, all or substantially all of the assets of the Corporation and its Subsidiaries (determined on a consolidated basis) or (ii) assets of the Corporation or of its Subsidiaries with a fair market value (individually or in the aggregate) of $25,000,000 or more;
(v)	purchase or otherwise acquire any material amount of the stock or assets of another company in one transaction or a series of related transactions having an aggregate value of more than $15,000,000;
(vi)	increase the number of directors that comprise the Board beyond eleven (11);
(vii)	issue or sell any capital stock (or securities convertible into capital stock) of the Corporation or any Subsidiary other than (A) Excluded Stock, (B) capital stock, the proceeds from the sale of which are concurrently used to redeem the Preferred Stock in full, (C) up to 10,000,000 shares of Common Stock issued at a price per share below $3.00 (in each case, subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events) and (D) shares of Common Stock issued at a price per share at or above $3.00 (subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events);

(viii)	pay, declare or set aside any sums or other property for the payment of any dividends on, or make any other distributions in respect of (including by merger or otherwise), any shares of capital stock of the Corporation or any Subsidiary (other than the Preferred Stock);
(ix)	redeem or repurchase (including by merger or otherwise) any capital stock of the Corporation or any Subsidiary (other than the Preferred Stock) other than (A) purchases of up to 10,000,000 shares of Common Stock in the aggregate and (B) purchases of up to 2,000,000 shares of Common Stock in the aggregate pursuant to bona fide employee benefit plans or arrangements approved by the Board from employees of the Corporation who are not directors or executive officers of the Corporation upon termination of employment with the Corporation (in each case, subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events);
(x)	amend the Certificate of Incorporation (whether by amendment, amalgamation, merger or otherwise) in a manner that would require stockholder approval or amend the by-laws of the Corporation, in a manner that materially adversely affects the rights of the Holders;
(xi)	create, reclassify any shares of capital stock of the Corporation into or issue, any shares of capital stock having any preference or priority as to dividends or assets upon any Liquidation Event superior to, or on a parity with, any preference or priority of the Preferred Stock (it being understood and agreed that this clause (xi) shall not prohibit the issuance of capital stock, the proceeds from the sale of which are concurrently used to redeem the Preferred Stock in full);
(xii)	adopt any Budget or approve or permit any material variances therefrom;
(xiii)	make annual capital expenditures (including capital expenditures included in the Budget) in excess of $15,000,000 in the aggregate;
(xiv)	incur, guarantee or prepay any Debt that would cause the Total Debt Ratio (each as defined in the Senior Notes Agreement as in effect on the Issue Date) to exceed 5.00 to 1;

(xv)	take any action that would cause an Event of Default under the Senior Notes Agreement or any other agreement or instrument relating to indebtedness for borrowed money in excess of $10,000,000;
(xvi)	take any action to liquidate, dissolve or wind up the Corporation;
(xvii) hire a new Chief Executive Officer of the Corporation;
(xviii)	make any material changes in accounting standards or policies other than as required by generally accepted accounting principles; and
(xix)	enter into any agreement to do any of the foregoing or cause or permit any Subsidiary of the Corporation directly or indirectly to do any of the foregoing.
(c) So long as the Permitted Holders in the aggregate own at least 50% of the shares of Preferred Stock issued on the Issue Date, on or prior to the date that is thirty (30) days before the end of each calendar year, the Chief Executive Officer of the Corporation shall present to the Board and Gores Radio Holdings, LLC an annual operating budget for the following calendar year. The budget as presented by the Chief Executive Officer of the Corporation shall become the budget (the “Budget”) for such calendar year only when approved in accordance with subparagraph 6(b). If the Budget is not approved for any calendar year prior to March 1 of such year in accordance with subparagraph 6(b), then the Budget for that calendar year shall be the Budget from the prior calendar year plus 5% (excluding the prior year’s extraordinary and nonrecurring items).
(d) So long as the Permitted Holders in the aggregate own at least 50% of the shares of Preferred Stock issued on the Issue Date, (i) the Holders, voting separately as a class, shall be entitled at each annual meeting of the stockholders of the Corporation or at any special meeting called for the purpose of electing directors to elect one (1) Class I director, one (1) Class II director and one (1) Class III director (the “Preferred Directors”); provided, that on the first date on which fewer than 66 2/3% of the shares of Preferred Stock issued on the Issue Date are outstanding, the Permitted Holders shall identify one of the existing Preferred Directors whose term shall immediately terminate (unless the number of Preferred Directors is reduced as a result of the election by the Corporation to force conversion of the Preferred Stock under subparagraph 5(b), in which case such Preferred Director’s term shall continue until the next special or annual meeting of stockholders of the Company called for the purpose of electing directors), and the Holders shall thereafter be entitled to elect two (2) directors (one from each Class other than the Class to which the terminated director belonged); (ii) the Board shall nominate for election as director at least one nominee proposed by the Holders of a majority of the outstanding shares of Preferred Stock then outstanding that is independent within the meaning of the listing standards contained in the New York Stock Exchange Listed Company Manual; (iii) the Vice Chairman of the Board shall be the director designated by a majority of the Preferred Directors; and (iv) the Chairman of the Board shall be the director designated by a majority of the Preferred Directors (who shall be neither a Preferred Director nor an independent director nominated for election to the Board by the Holders). At any time the Permitted Holders in the aggregate fail to own at least 50% of the shares of Preferred Stock issued on the Issue Date, the terms of the Preferred Directors shall immediately terminate (unless such failure to own the requisite percentage is as a result of the election by the Corporation to force conversion of the Preferred Stock under subparagraph 5(b), in which case such Preferred Director’s term shall continue until the next special or annual meeting of stockholders of the Company called for the purpose of electing directors). For the avoidance of doubt, at no time shall there be more than three (3) directors on the Board elected by the Holders under clause (i) of this subparagraph 6(d). The initial Preferred Directors shall be those Persons who are designated by the Permitted Holders on the Issue Date to serve until their successors are duly elected. Except as set forth above, a Preferred Director may only be removed by the vote of the holders of a majority of shares of the Preferred Stock then outstanding, at a vote of the then outstanding shares of Preferred Stock, voting as a single class, at a meeting called for such purpose (or by written consent in lieu of such a meeting). If for any reason a Preferred Director shall resign or otherwise be removed from the Board, then his or her replacement shall be a Person elected by the Holders of a majority of the shares of the Preferred Stock then outstanding, in accordance with the voting procedures set forth in this subparagraph 6(d).
The Secretary of the Corporation may, and, upon the written request of the Holders of record of 10% or more of the number of shares of the Preferred Stock then outstanding addressed to such Secretary at the principal office of the Corporation, shall, call a special meeting of the Holders for the election of the directors to be elected by them as hereinabove provided, to be held in the case of such written request within forty (40) days after delivery of such request, and in either case to be held at the place and upon the notice provided by Law and in the Corporation’s Bylaws for the holding of meetings of stockholders.
7. Preemptive Rights.
(a) For so long as the Permitted Holders own in the aggregate at least 50% of the Preferred Stock issued on the Issue Date, before any issuance by the Corporation of any Voting Stock (other than Excluded Stock) at a price less than $4.00 per share (subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events), the Corporation shall give written notice (a “Preemptive Notice”) thereof to each Holder. The Preemptive Notice shall:
(i)	specify the material terms of the security or securities to be issued (the “Preemptive Shares”), the proposed purchasers, the date of issuance (which date shall not be less than ten (10) nor more than twenty (20) Business Days after the date of delivery of the Preemptive Notice), the consideration that the Corporation will receive therefor and any other material term or condition of such issuance; and

(ii)	contain an offer to sell to each Holder Preemptive Shares at the same price and for the same consideration to be paid by the purchaser, in an amount so that each such Holder shall maintain its fully diluted percentage interest in the total voting power of the Corporation.
(b) Each such Holder shall be entitled, by written notice to the Corporation not less than three (3) Business Days prior to the proposed date of issuance, to elect to purchase all or part of the Preemptive Shares offered to such Holder in the Preemptive Notice on the terms and conditions set forth therein. In the event that any such offer is accepted by any Holder, the Corporation shall sell to such Holder, and such Holder shall purchase from the Corporation for the consideration and on the terms set forth in the Preemptive Notice the securities that such Holder has elected to purchase on the same day it issues (or would have issued) the Preemptive Shares.
(c) If the Corporation does not proceed with the proposed issuance of capital stock specified in the Preemptive Notice on the terms and conditions set forth therein, then the provisions of this paragraph 7 shall again be in effect with respect to any subsequent issuance.
8. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.
9. Severability of Provisions. If any right, preference or limitation of the Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of Law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.
10. Status of Reacquired Shares. Shares of Preferred Stock which have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the Laws of the State of Delaware) have the status of authorized and unissued shares of Preferred Stock issuable in series undesignated as to series and, subject to the provisions hereof, may be redesignated and reissued.
11. Amendment. No provision of this Certificate of Designations may be amended, except in a written instrument signed by the Corporation and Holders of a majority of the shares of Preferred Stock then outstanding. Any of the rights of the Holders set forth herein may be waived by the affirmative vote of Holders of a majority of the shares of Preferred Stock then outstanding. No waiver of any default with respect to any provision, condition or requirement of this Certificate of Designations shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.
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SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Westwood One, Inc. has caused this Certificate of Designations to be duly executed as of this 19th day of June, 2008.

WESTWOOD ONE, INC.

By:	/s/ David Hillman

Name: David Hillman
Title: Chief Administrative Officer and General Counsel

[Signature Page to COD]

Annex A
NOTICE TO EXERCISE CONVERSION RIGHT
The undersigned, being a holder of the 7.50% Series A Convertible Preferred Stock of Westwood One, Inc. (the “Preferred Stock”) exercises the right to convert  _____  outstanding shares of Preferred Stock on  _____  ,  _____  , into shares of Common Stock of Westwood One, Inc., [upon the occurrence of [name consolidation or merger of the Corporation or sale of all or substantially all of the assets of the Corporation or reorganization of the Corporation] on or prior to [insert date]] in accordance with the terms of the shares of Preferred Stock, and directs that the shares issuable and deliverable upon the conversion be issued and delivered in the denominations indicated below to the registered holder hereof unless a different name has been indicated below.
Dated: [At least one Business Day prior to the date fixed for conversion]
Fill in for registration of
shares of Common Stock
if to be issued otherwise
than to the registered
holder:

Name

Address

Please print name and	(Signature)
address, including postal code number